SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Vera Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

92337R101

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337R101	13D	Page 1 of 14 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person CO

CUSIP No. 92337R101	13D	Page 2 of 14 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person CO

CUSIP No. 92337R101	13D	Page 3 of 14 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92337R101	13D	Page 4 of 14 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person PN

CUSIP No. 92337R101	13D	Page 5 of 14 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92337R101	13D	Page 6 of 14 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92337R101	13D	Page 7 of 14 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92337R101	13D	Page 8 of 14 pages

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 92337R101	13D	Page 9 of 14 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person PN

CUSIP No. 92337R101	13D	Page 10 of 14 pages

1	Names of Reporting Persons Abingworth Bioventures 8 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,416,837
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,837
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,837
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person PN

CUSIP No. 92337R101	13D	Page 11 of 14 pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2021 (as amended to date, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Vera Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 44,261,109 shares of Class A Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 11, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	2,416,837	5.5%	0	2,416,837	0	2,416,837
Carlyle Holdings I GP Inc.	2,416,837	5.5%	0	2,416,837	0	2,416,837
Carlyle Holdings I GP Sub L.L.C.	2,416,837	5.5%	0	2,416,837	0	2,416,837
Carlyle Holdings I L.P.	2,416,837	5.5%	0	2,416,837	0	2,416,837
CG Subsidiary Holdings L.L.C.	2,416,837	5.5%	0	2,416,837	0	2,416,837
TC Group, L.L.C.	2,416,837	5.5%	0	2,416,837	0	2,416,837
Carlyle Investment Management L.L.C.	2,416,837	5.5%	0	2,416,837	0	2,416,837
Carlyle Genesis UK LLC	2,416,837	5.5%	0	2,416,837	0	2,416,837
Abingworth LLP	2,416,837	5.5%	0	2,416,837	0	2,416,837
Abingworth Bioventures 8 LP	2,416,837	5.5%	0	2,416,837	0	2,416,837

Abingworth Bioventures 8 LP is the record holder of the shares of Class A Common Stock reported herein.

CUSIP No. 92337R101	13D	Page 12 of 14 pages

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures 8 LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures 8 LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures 8 LP, but each disclaims beneficial ownership of such securities.

(c) From June 27, 2023 through June 30, 2023, Abingworth Bioventures 8 LP disposed of 543,394 shares of Class A Common Stock in a series of open-market transactions. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share, are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Date	Shares Disposed Of	Price Range	Weighted Average Price Per Share
June 27, 2023	262,906	$16.97 to $17.855	$17.4613
June 28, 2023	188,672	$17.30 to $18.27	$17.8984
June 28, 2023	1,101	$18.30 to $18.335	$18.3068
June 29, 2023	70,184	$16.97 to $17.965	$17.4413
June 29, 2023	4,585	$17.97 to $18.225	$18.0544
June 30, 2023	15,946	$16.97 to $17.34	$17.1268

(d) None.

(e) Not applicable.

CUSIP No. 92337R101	13D	Page 13 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.

By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 92337R101	13D	Page 14 of 14 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Genesis UK LLC

By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures 8 LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)